UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

Level 5, 20 George Street, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Kate Hill

Kate Hill

Interim Company Secretary

Date 10 March 2017

ASX:NRT

NASDAQ:NVGN

Novogen Ltd

(Company)

ABN 37 063 259 754

Capital Structure

Ordinary Shares on issue:

483 M

Board of Directors

Mr John O’Connor

Chairman

Non-Executive Director

Mr Bryce Carmine

Deputy Chairman

Non-Executive Director

Dr James Garner

Chief Executive Officer

Managing Director

Mr Ian Phillips MNZM

Non-Executive Director

Mr Iain Ross

Non-Executive Director

Mr Steven Coffey

Non-Executive Director

ASX RELEASE

10 March 2017

TRANSFORMATION TO A CLINICAL STAGE ORGANISATION LEADS TO CHANGES IN MANAGEMENT STRUCTURE

•    Recent in-licensing of GDC-0084 and advancement of Cantrixil to phase I represent transformation of Novogen to clinical-stage organisation; recent appointments of Chief Medical Officer and Head of CMC position Novogen for success in these activities

•    Dr David Brown, Chief Scientific Officer, and Dr Andrew Heaton, Head of Discovery and President and CEO of Novogen North America, will leave Novogen to pursue new opportunities in early-stage drug discovery

•    Separately, Cristyn Humphreys, Chief Financial Officer, will leave Novogen to assume a new role outside the industry

Sydney, 10 March 2017 – Australian oncology-focused biotechnology company, Novogen Limited (ASX: NRT; NASDAQ: NVGN) announces changes to the company’s senior management which support the transformation of Novogen from a discovery research organisation to one focused on clinical development, with GDC-0084 preparing for phase II and Cantrixil now in phase I trials.

Over the past nine months, Novogen has recruited additional expertise to the team, with the appointments of Dr Gordon Hirsch as Chief Medical Officer, Dr Peng Leong as Chief Business Officer, and David Cain as Director of Chemistry, Manufacturing, and Controls (CMC). Meanwhile, the Company retains a team of highly-experienced scientists who have worked with the Company’s key technologies for some time, and who are well-positioned to continue pursuit of the ongoing early-stage discovery research programs. Collectively, these changes leave the company well-placed to move forward its portfolio, and especially to progress the clinical-stage programs GDC-0084 and Cantrixil.

In this context, three senior executives will be leaving the Company in March 2017 to pursue new opportunities. Dr David Brown and Dr Andrew Heaton will be leaving to explore a planned new venture in early-stage drug discovery. In an unrelated move, Ms Cristyn Humphreys has resigned in order to take a new role outside of the industry.

Dr James Garner, Chief Executive Officer, said, “David and Andrew were effectively among the founders of Novogen in its current form, and their contribution to the company over time has been substantial. They have been instrumental in moving us forward and transforming Novogen to a point where Cantrixil is now in a phase I clinical trial. They have now resolved to explore new challenges in early-stage drug discovery and all of us in the Novogen team wish them well in this new chapter of their respective careers.”

Cristyn Humphreys, Chief Financial Officer (CFO) at Novogen will leave Novogen later this month to assume a new role outside the industry. The Company will initiate a search for a replacement senior financial leader. The transition will be overseen by Kate Hill, formerly a Partner at Deloitte, who currently serves as Company Secretary.

Dr Garner added, “Cristyn Humphreys has made a vital contribution in helping to navigate Novogen through an eventful few years. Her advice and support has been invaluable, and we all wish her every success in her new role.”

Novogen remains highly focused on advancing GDC-0084 and Cantrixil into and through the clinical trials, while appropriately moving forward the earlier-stage programs. The Company looks forward to sharing further progress with investors.

[ENDS]

About Novogen Limited

Novogen Limited (ASX: NRT; NASDAQ: NVGN) is an emerging oncology-focused biotechnology company, based in Sydney, Australia. Novogen has a portfolio of four development candidates, diversified across three distinct technologies, with the potential to yield first-in-class and best-in-class agents across a range of oncology indications.

The lead program is GDC-0084, a small molecule inhibitor of the PI3K / AKT / mTOR pathway, which is being developed to treat glioblastoma multiforme. Licensed from Genentech in late 2016, GDC-0084 is anticipated to enter phase II clinical trials in 2017. Three further molecules have been developed in-house from two proprietary drug discovery platforms (superbenzopyrans and anti-tropomyosins) to treat ovarian cancer and a range of solid tumours. Cantrixil, the most advanced of these, commenced a first-in-human clinical study in patients with ovarian cancer in late 2016, while Anisina and Trilexium are in preclinical development.

For more information, please visit: www.novogen.com